March 12, 2012
Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re: Banco Santander, S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 6, 2011
Form 6-K Furnished October 31, 2011
Form 6-K Furnished January 31, 2012
Form 6-K Furnished February 7, 2012
File No. 001-12518

Dear Ms. Hayes:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 10, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-Ks of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.  All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F and 6-Ks. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 13

Credit, market and liquidity risks may have an adverse effect on our credit ratings…, page 20

1. We note your response to prior comment four and reissue the comment in part. Please expand your risk factor to quantify, absent other changes, the effect that a one- and two-notch downgrade would have on your collateral obligations under your derivative contracts. If you believe that you are unable to quantify what those collateral obligations would be, please expand your disclosure in this risk factor to explain in detail why you are unable to quantify such obligations.

We have sought to address the Staff's comment and indicate below our proposed disclosure. In future filings we will add further disclosure on the effect on our derivatives contracts of recent downgrades, including quantification of the effect on our collateral obligations under those contracts. In addition, our proposed disclosure provides a qualitative explanation of the impact of future downgrades.  As the Group conducts substantially all of its material derivative activities through Banco Santander S.A. and Santander UK, our disclosure is focused on those entities. We explain in detail the impact of further downgrades of Banco Santander S.A. and Santander UK's credit ratings which cannot be reliably quantified because, as described in further detail in our proposed disclosure, the impact of any downgrade would largely depend on the response of Banco Santander, Santander UK and the counterparties to such derivative contracts and could involve any combination of posting additional collateral, providing guarantees, closing out positions, renegotiating terms and assignment of contracts.

“Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any reduction in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding.  Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in our ratings would likely increase our borrowing costs, and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition. Under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts.

Banco Santander S.A.’s long-term debt is currently rated investment grade by the major rating agencies Aa3 by Moody’s Investors Service España, S.A., A+ by Standard & Poor’s Ratings Services and A by Fitch Ratings Ltd. all of which have a negative outlook due to the difficult economic environment in Spain. All three agencies downgraded Banco Santander S.A.’s rating in October 2011 and February 2012 together with that of the other main Spanish banks, due to the tougher-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. Santander UK’s long-term debt is currently rated investment grade by the major rating agencies A1 with outlook under review by Moody’s Investors Service, A+ with negative outlook by Standard & Poor’s Ratings Services and A+ with stable outlook by Fitch Ratings. Standard & Poor’s Ratings Services downgraded Santander UK’s rating in February 2012 from AA- to A+ with negative outlook, following their downgrading of Banco Santander S.A. because the rating for both entities is equalised under Standard & Poor’s rating criteria of ‘core subsidiaries’ .

The Group conducts substantially all of its material derivative activities through Banco Santander S.A. and Santander UK. Following the credit rating downgrades described above, Banco Santander S.A. posted a total of approximately €250 million of additional collateral pursuant to derivative and other financial contracts while the impact on Santander UK was not significant. Under the terms of certain derivative and other financial contracts, in the event of a further downgrade of Banco Santander S.A.’s or a downgrade of Santander UK’s long-term debt rating, counterparties to those agreements may require Banco Santander S.A. or Santander UK, as appropriate, to provide additional collateral, terminate these contracts or provide other remedies.

If the rating agencies were to downgrade their long-term senior debt ratings for Banco Santander S.A. by one or two incremental notches, we expect that the amount of additional collateral we would post would likely be line with the collateral posted in response to Banco Santander S.A.’s most recent downgrades. An additional downgrade of Santander UK’s long-term senior debt ratings would lower Santander UK’s credit ratings below the minimum allowed by certain of its derivative and other financial contracts and could require that such counterparty contracts be renegotiated. The impact of any such downgrade cannot be accurately predicted as the impact would largely depend on the response of Santander UK, the Group and the respective counterparties. For example, as a result of the renegotiations, Santander UK could be required to cancel derivative contracts, post additional collateral, sell its position to another party that holds the required minimum credit ratings and/or provide a guarantee from an entity that holds the required minimum credit ratings, among others. It is not possible to know in advance what actions Santander UK, the Group and the respective counterparties would undertake in the event of a further downgrade of Santander UK’s credit ratings. We expect that any such downgrade would have a material adverse effect on the Group’s financial condition and results of operations, significantly larger than the impact of the downgrades of Banco Santander S.A.’s credit ratings in October 2011and February 2012 and of Santander UK in February 2012.  In addition, if due to future downgrades, Banco Santander S.A. or Santander UK were required to cancel their derivative contracts with certain counterparties and were unable to replace such contracts, the Group’s market risk profile could be altered.

While certain potential impacts are contractual and quantifiable, the full consequences of a credit ratings downgrade to a financial institution are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties. For a further discussion of our liquidity matters, see “Operating and Financial Review and Prospects — Funding and capital resources.”

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies that have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upward. The Group’s failure to maintain favorable ratings and outlooks would likely increase its cost of funding and adversely affect the Group’s interest margins and results of operations.

Exposure to sovereign counterparties by credit rating, page 58

2. Refer to your response to prior comment six. Please revise your proposed disclosure in future filings to quantify and clarify which columns include the following:

•	derivative exposure, other than CDS contracts already included in your proposed disclosure;
•	repurchase agreement exposure;
•	off-balance sheet exposure; and
•	collateral netted against amounts disclosed.

We acknowledge the Staff’s comment and we present below the revised proposed disclosure to be included in our future fillings with figures as at December 31, 2011:

“The detail of Santander Group's total risk exposure (excluding the value of any collateral associated with the corresponding balances) to the peripheral countries of the euro zone at 31 December 2011, based on the country of the issuer or borrower in terms of sovereign risk and private sector exposure, is as follows:”

Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments			Loans and advances to customers (*)	Derivatives		Total on-balance-sheet exposure	Contingent liabilities and commitments (off-balance exposure)	Total exposure
	Balances with central banks	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables		Direct exposure	Indirect exposure (CDSs)
Spain	4,841	8,060	29,975	1,274	12,147	225	-	56,522	2,848	59,370
Portugal	1,359	83	1,741	-	847	846	-	4,876	272	5,148
Italy	9	406	247	-	-	15	(15)	662	-	662
Greece	-	-	84	-	-	-	-	84	-	84
Ireland	-	-	-	-	-	139	-	139	-	139

(*) Presented excluding valuation adjustments and impairment losses recognised.
(**) Repurchase agreement exposure is disclosed in “Balances with central banks”, “Loans and advances to credit institutions“ and in “Loans and advances to customers”.

Private sector exposure by country of issuer/borrower (**)
	Millions of euros
		Debt instruments				Derivatives			Contingent liabilities and commitments (off-balance exposure)
	Loans and advances to credit institutions	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Loans and advances to customers (*)	Direct exposure	Indirect exposure (CDSs)	Total on-balance-sheet exposure		Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	-	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	-	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	-	-	-	-	170	64	-	234	138	372
Ireland	-	211	281	150	491	286	-	1,419	110	1,529
(*) Presented excluding valuation adjustments and impairment losses recognised.
(**)Repurchase agreement exposure is disclosed in “Loans and advances to credit institutions“ and “Loans and advances to customers”.

The following information presents the notional amount of the CDSs at 31 December 2011 detailed in the foregoing tables:

Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	-	60	(60)	-
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	-	158	(158)	-
	Private	54	44	10	9	(9)	-
Ireland	Sovereign	9	9	-	1	(1)	-
	Private	60	60	-	5	(5)	-

In order to respond to your specific points:

•	Derivative exposure, other than CDS, is now included in the column “Derivatives – Direct exposure” of the tables above;

•	Repurchase agreement exposure is disclosed in the “Balances with central banks”, “Loans and advances to credit institutions“ and “Loans and advances to customers” columns.

•	Our off-balance sheet exposure was already presented in our letter dated October 28th, 2011; however we have also clarified this aspect in the tables above in order to enhance clarity.

•	We present the information excluding any collateral netted against the amount disclosed.

Item 5. Operating and Financial Review and Prospects, page 94

Results of Operations for Santander, page 103

Income Tax, page 112

3. Refer to your response to prior comment 11. Please address the following:

•
We note that your statutory tax rate disclosed in Note 27 is 30 percent. Please revise your disclosure in future filings to clarify whether this tax rate is based solely on your statutory rate in Spain. If so, given your explanation that the mix of income generated in foreign countries with higher tax rates was the cause of your effective income tax rate increase in 2010, please tell us how you determined that this presentation provided the most meaningful information to financial statement readers. Refer to paragraph 85 of IAS 12.

•
We also note that your response indicates the reason for the higher effective rate in 2010 is due to a higher proportion of income being derived from your businesses in Latin America, the United Kingdom, and the US, which have higher tax rates than Spain. However, the effect of different tax rates disclosed in Note 27 is a net decrease from the statutory tax rate of 30 percent, which seems to indicate you are deriving income from foreign jurisdictions with lower tax rates than Spain. Please reconcile this apparent inconsistency.

•
Expand your disclosure to separately disclose the effect of the income tax rates of foreign jurisdictions so that a reader may understand the significant factors that affect your income tax expense. Clearly disclose the basis of these adjustments (i.e., whether they are the statutory tax rates or the effective tax rates) in each of the countries for which you incur a material amount of tax expense. Refer to paragraph 84 of IAS 12.

•
Also, please clarify in your proposed disclosure how your effective tax rate remains below the statutory rate of Spain, especially when you derive a higher proportion of income from foreign jurisdictions with an even higher statutory tax rate than Spain. Please expand your disclosure to separately describe the nature of material permanent non-taxable amounts in the applicable foreign jurisdictions. Refer to paragraph 84 of IAS 12.

After considering the Staff’s comments regarding the variation of the effective tax rate between 2009 and 2010, we present below our proposal of the revised disclosure to be included in Note 27.c of our next 20-F. Following the proposed disclosure, we provide a specific response to each of the Staff’s comments.

 “The reconciliation of the income tax expense calculated at the domestic tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2010	2009

Consolidated profit before tax:
From continuing operations	12,052	10,588
From discontinued operations	(25)	46
	12,027	10,634
Taxation at Spain corporation tax rate (30%)	3,608	3,190
Effect of taxing foreign jurisdictions results at different statutory tax rates(*)	270	102
Of which, from
Brazil	441	278
United Kingdom	(52)	(40)
United States of America	64	2
Chile	(129)	(102)
Effect of profit on associates and joint ventures	(5)	-
Tax impact of intra-group transfer of subsidiary (1)	-	(450)
Gains not subject to tax (2)	-	(728)
Tax deduction in Brazil of its local goodwill	(626)	(551)
Local tax effect of transactions eliminated in the consolidation process	(304)	(299)
Other	(18)	(42)
Current income tax	2,925	1,222

Effective tax rate	24.32%	11.49%

Of which:
Continuing operations	2,923	1,207
Discontinued operations	2	15
Of which:
Current tax	2,610	2,082
Deferred tax	315	(860)
Taxes paid in the year	2,078	1,527

(*)  Determined by applying the difference between the statutory tax rate in Spain and the statutory tax rate at the corresponding jurisdiction to the result contributed to the Group by the entities operating in the corresponding jurisdiction

(1)	Tax effect in Spain of the reincorporation merger and the statutory share exchange for the acquisition of 100% of the capital of Sovereign Group.

(2)	Tax effect of gains arising in 2009 from the public offering of Banco Santander Brasil, S.A., the exchange of issues and the sale of Attijariwafa Bank Société Anonyme (see Note 1.h).

•
We note that your statutory tax rate disclosed in Note 27 is 30 percent. Please revise your disclosure in future filings to clarify whether this tax rate is based solely on your statutory rate in Spain. If so, given your explanation that the mix of income generated in foreign countries with higher tax rates was the cause of your effective income tax rate increase in 2010, please tell us how you determined that this presentation provided the most meaningful information to financial statement readers. Refer to paragraph 85 of IAS 12.

In response to the Staff’s comment, we have clarified in our revised disclosure that the reconciliation between the accounting profit and the income tax has been presented by using the domestic tax rate in Spain, the country in which we are domiciled.

Additionally, we have revised our proposed disclosure by presenting separately by for each material country the effect of taxing foreign jurisdictions results at different tax rates.  We consider that this presentation is the most meaningful as it provides the readers detailed information of how the distribution of results between different jurisdictions affects the tax expense of the Group.

•
We also note that your response indicates the reason for the higher effective rate in 2010 is due to a higher proportion of income being derived from your businesses in Latin America, the United Kingdom, and the US, which have higher tax rates than Spain. However, the effect of different tax rates disclosed in Note 27 is a net decrease from the statutory tax rate of 30 percent, which seems to indicate you are deriving income from foreign jurisdictions with lower tax rates than Spain. Please reconcile this apparent inconsistency.

In relation to the first part of the Staff’s comment, we respectfully refer to our response in our letter dated October 28, 2011 in which we explained that the main reason for the higher effective rate in 2010 was various tax exempt transactions that took place during 2009. To make this more clear to financial statement readers, we have improved our disclosure by disclosing separately gains obtained in 2009 that were not subject to tax and affected the effective tax rate of that year.

With respect to the second part of Staff’s comment, we confirm that the mentioned apparent inconsistency was due to the fact that the effect of different tax rates disclosed in Note 27 was determined considering the income tax of Group companies per local books (under local GAAP) while the effect mentioned in our response dated October 28, 2011 was determined considering the profit contributed to the Group by each of the companies. In our proposed new disclosure of Note 27 we have eliminated the reconciliation with the income tax of Group companies per local books as we consider that this information could be confusing and we have indicated the effect of applying different tax rates by using the profit that each company contributes to the Group.

•
Expand your disclosure to separately disclose the effect of the income tax rates of foreign jurisdictions so that a reader may understand the significant factors that affect your income tax expense. Clearly disclose the basis of these adjustments (i.e., whether they are the statutory tax rates or the effective tax rates) in each of the countries for which you incur a material amount of tax expense. Refer to paragraph 84 of IAS 12.

We have expanded our disclosure to present separately the effect of the income tax rates of foreign jurisdictions determined at the statutory tax rates in each of the countries that have a different statutory rate than the Spanish one and for which we incur a material amount of tax expense.

•
Also, please clarify in your proposed disclosure how your effective tax rate remains below the statutory rate of Spain, especially when you derive a higher proportion of income from foreign jurisdictions with an even higher statutory tax rate than Spain. Please expand your disclosure to separately describe the nature of material permanent non-taxable amounts in the applicable foreign jurisdictions. Refer to paragraph 84 of IAS 12.

In relation to the first part of the Staff’s comment, we respectfully refer you to our answer to the second bullet included above.

In relation to the second part of the Staff’s comment we have expanded our disclosure to separately describe the nature of material permanent non-taxable amounts in the applicable foreign jurisdictions.

Credit Exposure in Spain, page 235

b. Analysis of the mortgage portfolio of individual customers, page 236

4. Refer to your response to prior comment 15. Please address the following:

•	Please revise your disclosure in future filings to include the updated LTV information that you obtain for your portfolio.

•
Please disclose how you consider collateral value declines in your allowance for loan losses between the annual update of LTVs and/or appraisals that you obtain given the recent occurrence of significant valuation declines within less than a one year period.

•	Revise your disclosures on page 240 to disclose the average length of time properties remain in inventory prior to sale.

We acknowledge the Staff’s comment and we will present in our Form 20-F a detail of the loans granted to households for the acquisition of homes by the main businesses in Spain with the updated LTVs calculated for internal management purposes, taking into consideration published housing price indices.

In millions of euros	31/12/11
	Loan to value
	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Gross amount	15,653	14,053	16,747	9,518	2,564

Additionally, we will include the following information in our Form 20-F to explain how our internal models consider the recent occurrence of significant valuation declines in the collaterals:

“At year-end the recalibration of our internal models considered the recent occurrence of significant valuation declines. Since this type of portfolio (home purchase loans to individuals) has a very low NPL ratio (2.7%) that is stable over time, and the average LTV ratios (51.6%) are low as a percentage of the debt, the recent decreases in value of the properties pledged as additional collateral for these transactions did not have an effect on the credit loss provisions recognised for these transactions”.

Regarding the last question we will include the following information in our 20-F:

“As of December 31, 2011, the average length of time that our foreclosed properties remain in inventory prior to sale is approximately 27 months.”

Statistical Tools for Measuring and Managing Market Risk, page 269

1.1 VaR Model, page 269

5. Refer to your response to prior comment 16, and please revise your proposed disclosure to address the following:

•
You indicate that VaR exceptions are more unlikely due to the use of a historical simulation that incorporates two different VaRs, including one VaR that equally weights all observations presumably in a two-year historical period. Please tell us and revise your proposed disclosure to clarify whether this two-year historical period includes results that may have skewed your data in such a way as to make it more unlikely that you will observe VaR exceptions, including whether you have included data from the recent financial crisis in your historical results. Furthermore, if true, tell us and disclose if you have considered whether the lack of exceptions may be due to the inclusion of data from the financial crisis that would cause your model to not perform as statistically predicted.

We have taken into consideration the Staff’s comment and in future filings we propose to expand our disclosure regarding back-testing to include the following:

“The reported VaR is the maximum between two different VaR figures, both of which use a historical window of two years (one applies an exponential decline factor which gives a higher weight to the observations closer in time and another gives the same weight to all the observations). This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of backtesting exceptions. In addition backtesting exceptions in 2010 were further reduced as a consequence of  inclusion of the 2008 financial crisis in the historical series used for calculating the VaR”

•
Please revise your proposed disclosure to also include your back-testing results, including the number of back-testing exceptions you have observed in the periods presented and your analysis as to why such back-testing exceptions occurred. Furthermore, if your backtesting does yield exceptions while your daily VaR has not been exceeded, please explain the reason for this apparent inconsistency

We propose to include the following information in our next Form 20-F of our back-testing results for the total trading VaR, including the number of backtesting exceptions and a brief explanation:

“In 2011 there were three exceptions to VaR at 99% (i.e. days when the daily loss was higher than VaR): August 4 and August 8, which can be explained mainly by the sharp increase in credit spreads, the sudden fall of the stock markets and the depreciation of most currencies against the dollar due to the worsening of the sovereign debt crisis in the euro zone and to increased fears of a major slowdown in the global economy; and September12, due to the significant increase in credit spreads, mainly spreads relating to financial sector entities and to Greece.”

1. Introduction, basis of presentation of the consolidated financial statements…, page F-9

g) Events after the reporting period, page F-18

6. Please revise your future filings to provide the date the financial statements were authorized for issuance. Refer to paragraph of 17 of IAS 10.

We acknowledge your comment and in our future fillings we will include in Note 1.g the date on which the financial statements were authorized, as required in paragraph 17 of IAS 10.

3.5 Credit risk cycle, page F-196

D. Risk Monitoring and Control, page F-197

Credit risk exposure in Spain, page F-198

c. Financing granted for construction and property development…, page F-199

7. Refer to your response to prior comment 30. In future filings, please revise your proposed disclosure to discuss the nature of the amounts disclosed as “excess over collateral” (i.e., whether they result from the sale of the debtors other assets, other expected cash flows from the debtor, etc.). Also, please disclose how successfully you have recovered the amount that you have estimated from personal guarantees in your specific allowance for these loans.

With respect to the Staff’s comment we propose to include in future filings the following disclosure to explain the nature of the amounts disclosed as “excess over collateral”: “the excess over collateral corresponds to the amount of loan which is not covered by the value of the property collateral assigned to each loan. Accordingly, this collateral value does not include any other expected cash flows from the debtor, such as borrower’s ordinary cash flows or the results from the sale of the debtors other assets.”

Similarly, we would like to clarify the concept of “personal guarantees” to which we referred in our answer 30 to the letter dated 28 October 2011. We intended to use this concept to include the borrower’s ordinary cash flows (repayments), the full amount of the borrower’s assets pledged as additional collateral for these transactions and such other personal guarantees (suretyships, etc.) as might be provided. In that sense, we will include the following information in future filings:

A large portion of the doubtful and substandard assets listed in the table exhibit some indicators of deterioration in the borrower’s overall financial condition but did not require the full provisioning of all amounts not covered by the collateral due to the following reasons:

•
All the transactions included in the substandard category are current in payment and, accordingly, the credit is expected to be recovered through the borrower’s ordinary cash flows rather than through the execution of the guarantee

•	With respect to doubtful loans: around 34% thereof are current in payment and the unprovisioned amount is expected to be recovered in two ways:

o	Firstly, through the ordinary repayments of the loans.

o
Secondly, on the basis of the collateral and personal guarantees provided by the borrower. Pursuant to the legislation currently in force in Spain, the borrower’s personal guarantee, and that of the guarantors of a transaction, extends to all the present and future assets thereof until the guaranteed debts are paid in full. In view of this regulation, our recovery management includes the ongoing monitoring of existing or current obligations and guarantees in order to maximise the amount recovered, irrespective of whether the position is on the balance sheet or has been deemed doubtful or written-off.

Taking the above into consideration, we can confirm that we recover in a highly satisfactory manner standard balances, substandard balances and, to a lesser extent, balances relating to doubtful loans through the borrower’s ordinary cash flows.”

d. Acquired and foreclosed assets, page F-201

8. Refer to your response to prior comment 31. We note your proposed disclosure that you initially record acquired and foreclosed assets at the lesser value between the amount of the debt (net of allowances) and the fair value of the acquired or foreclosed assets less the estimated selling costs, and if the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within the caption Gains/(Losses) on disposal of noncurrent assets held for sale not classified as discontinued operations in the income statement. Please tell us why you do not record such losses on acquired and foreclosed assets as a write-off against the allowance for loan losses, and how you adjust your historical loss rates in order to incorporate losses on similar collateralized loans in your allowance for loan loss calculation.

In our letter dated October 28, 2011, we noted that the difference between the amount of the debt (net of allowances) and the fair value of the acquired or foreclosed assets less the estimated selling costs, if the fair value is lower, is recognized within the caption “Gains/ (Losses) on disposal of noncurrent assets held for sale not classified as discontinued operations” in the income statement.  However, we confirm that this reference is incorrect as we record it (according to IAS 39) in the caption “Impairment losses on financial assets (net) - Loans and receivables”.

In relation to the Staff’s comment related to the adjustment of our historical loss rates in order to incorporate losses on similar collateralized loans in our allowance for loan loss calculation, we propose to include the following information in future fillings:

“We recalibrate the Loss Given Default (LGD) values used by our internal model considering a number of factors, including any decline in collateral values. Accordingly any decrease in collateral values will mean a decrease in the recoveries rates and this will cause higher LGD values in the calibration and, consequently, an increase in the allowances for loan losses.

Therefore, the amount of losses recorded in the caption Impairment losses on financial assets (net) - Loans and receivables when we initially recognized acquired and foreclosed assets is not significant.”

Exhibit I, page F-244

Exhibit II, page F-270

9. Refer to your response to prior comment 35. Please revise your disclosure in future filings to clarify that the date of the most recent audited financial information disclosed here is not necessarily the same as what is reported in your financial statements. Additionally, please tell us why you believe it is appropriate to disclose outdated audited information for these entities given that your results reflect updated financial information for these investments.

The financial data included in the Exhibits was presented only to comply with the requirements of the Code of Spanish Commerce. We agree with the Staff´s comment that inclusion of this outdated audited information, which is not the same reported in our financial statements, could be confusing. Taking into account that this was only included in our financial statements to comply with a Spanish requirement, in order to avoid any misunderstanding we propose to eliminate in future filings columns “Capital and Reserves”, “Net profit (loss) for the year”, “Amount of ownership interest” and “Assets”, when applicable, in Exhibits I, II and III.

As required by IAS 27 paragraph 42, we will continue to disclose the list of our subsidiaries, jointly controlled entities and associates, including the name, country of incorporation or residence, proportion of ownership interest and proportion of voting held.

Form 6-K furnished on October 31, 2011

10. We note your disclosure on pages 6 and 57 that Santander Consumer USA will increase its capital by approximately $1.15 billion, and following the transaction, you will have a 65 percent stake in Santander Consumer USA. We also note that you will realize a capital gain of approximately $1 billion on this transaction. Please tell us how you considered paragraph 30 of IAS 27 in your accounting analysis and whether you plan to record this capital gain in equity or in income.

In December 2011, Santander Consumer USA Inc. (SCUSA) increased, capital by USD 1,158 million, of which USD 1,000 million was paid by Sponsor Auto Finance Holdings Series LP (Auto Finance Holdings),an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P., and the remainder by DDFS LLC (DDFS), a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA. Following this capital increase, Auto Finance Holdings and DDFS) hold equity interests of approximately 24% and 11%, respectively, in SCUSA, while our equity interest therein is 65%.

At the same time, SCUSA entered into a shareholders’ agreement with these shareholders which, inter alia, grants Auto Finance Holdings and DDFS representation on the board of directors of SCUSA and establishes a voting system whereby strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA, are subject to joint approval by Santander Group and the aforementioned shareholders and, consequently, SCUSA is now controlled jointly with the aforementioned shareholders.

As a result of the abovementioned transaction we lost control of SCUSA (paragraph 32 of IAS 27); and therefore, paragraph 30 of IAS 27 would not be applicable in this situation. We have recorded the transaction in accordance with paragraph 34 of IAS 27 and at December 31, 2011 we have: i) derecognized the carrying amount of SCUSA’s assets, liabilities and our non-controlling interest in SCUSA, ii) recognized the investment retained in SCUSA at its fair value at the date when the control was lost and iii) recognized the resulting difference as a gain in our consolidated income statement for the year ended December 31, 2011.

11. Please clarify why your generic loan loss allowance as disclosed in the table on page 21 decreased by EUR1.378 billion. We note your disclosure on page 30 that indicates a regulatory requirement on commercial units in Spain contributed to the release of generic provisions for loan losses, but it is unclear whether this was the driver of the reduction in the consolidated generic loan loss allowance on page 21. With a view towards disclosure in your Form 20-F, please clarify what credit quality characteristics in your portfolio improved and therefore, drove the decrease in your general loan loss allowance. Furthermore, if the decrease was driven by Spanish regulatory requirements, please provide additional clarification as to how the regulatory requirements impacted your determination of the generic loan loss allowance and tell us if this impacts your conclusion that your allowance for loan losses as determined by your own internal models is not materially different than that calculated according to the Bank of Spain’s requirements.

The fall in the balance of the general allowance between September 2010 and September 2011 was caused by the following events:

•	A general improvement in the credit quality of our portfolios in every country (except in countries such as Spain and Portugal).

•	A fall in the volume of loans in countries in the euro zone due to the macroeconomic situation in those countries.

•	The Group’s deleveraging policy in certain sectors that hitherto required higher volumes of collective provisions, such as the construction and property development industry in Spain.

•	The transfer of balances from the collective allowance to the specific allowance in countries such as Spain and Portugal after the “identification” of doubtful borrowers.

With respect to the explanation included on page 30 of Form 6-K, we confirm that our intention was simply to explain the aforementioned transfer from the collective allowance to the specific allowance which, pursuant to the Bank of Spain Circular, is performed as a “release” from the collective allowance and a “provision” to the specific allowance; this has no net impact on the income statement since both movements are recognised in the same line.

By means of the above, we hereby confirm that in the aforementioned period no new Spanish regulatory requirement arose. Additionally, we confirm that our allowance for loan losses as determined by our own internal models is not materially different from that calculated according to the Bank of Spain’s requirements.

Form 6-K furnished on January 31, 2012

12. In future filings beginning with your next Form 20-F, please discuss the specific factors that caused you to increase your coverage of on-balance properties from 31 percent to 50 percent in the fourth quarter of 2011. Please describe the events that occurred that caused property values to decline so significantly during this period. Please also disclose the average length of time these properties remain in your portfolio before they are sold.

In response to the Staff’s comment, we propose to include the following disclosure in our forthcoming Form 20-F:

“2011 was an especially difficult year for the Spanish economy. Business activity slowed clearly throughout the year, and this trend intensified in the last quarter, with a quarter-on-quarter fall of 0.3% in GDP, compared with no change in the previous quarter, due mainly to the decline in consumption. The situation in the labour market also deteriorated in the last quarter, with the unemployment rate reaching 22.85%.

On 20 November 2011, a change of government took place, and the far-reaching reforms announced during the election campaign started.

The continuation of these trends, combined with the substantial effort for budgetary consolidation, indicates a return to recession for the Spanish economy according to all the forecasts.

With respect to the property market, the across-the-board trend of lower prices continued. According to the official information published by the Spanish Ministry of Development, during the second half of 2011, home sales fell 17% in Spain, as a consequence of the deterioration of the economic conditions and of the increasing loss of confidence in the real-estate sector. This fact, together with increasingly difficult financing conditions due to the crisis of the sovereign debt of certain countries of the Eurozone (Greece, Portugal, Italy and Spain) and the uncertainty on the viability of certain financial institutions, meant that a large part of the real estate transactions for residential and tertiary use (commercial, offices) were at prices with significant discounts.

This situation was reflected in an increase in losses on sale transactions performed by the Group in the last quarter of the year. Also, in that period the Group received non-binding offers from various property market operators to which it had offered the chance to acquire a significant volume of its land and property in Spain. The offers showed considerable discounts on the cost of the related properties and demonstrated the difficulty of finding investors interested in acquiring land. Lastly, an increase was observed in the average length of time these assets are held, which in the Group’s case was an average of 27 months.

Against this backdrop of a deterioration in the outlook for the Spanish economy and a reduction in the amounts recovered from the sale of properties, prior to the formal preparation of the consolidated financial statements for 2011, the Group’s directors conducted an in-depth review of the recoverable values of the property assets in Spain in order to consider the conditions in the current Spanish property market, taking into account the features of the Group’s property assets, using specialist external appraisals for this purpose. These appraisals confirmed the reduction in the value of the properties anticipated by the indicators described in the paragraph above.

As a result of this process, at year-end the Group recognised in its consolidated financial statements provisions, in addition to that resulted from applying the minimum percentages that the Bank of Spain requires from Spanish credit institutions in relation to this type of assets, that increased the coverage of foreclosed property in Spain to 50 per cent.”

Form 6-K furnished on February 7, 2012

13. We note your disclosure regarding the additional charges of EUR4,300 million to meet the new government requirements related to provisions for real estate. Please revise your disclosure in future filings, beginning with your next Form 20-F, to address the following:

•	Discuss your use of a “capital buffer” and why this amount is not required to be charged to the income statement.

•
Given your disclosures that EUR 2,000 million will be covered by a capital buffer and that EUR2,300 million will be charged to income during 2012, please disclose the factors considered when determining that this was not an adjusting event as that term is defined by IAS 10. Also, discuss the declines in property values occurring between January 1, 2012 and the date you determined that the charge was necessary which were not present at December 31, 2011.

14. Please tell us the impact that this new regulation related to provisions for real estate has on your conclusion that your financial statements comply with IFRS as issued by the IASB, and address the following in your response:

•
Discuss whether the provisions in the regulation caused you to record a provision that reflected the recoverable amount of the real estate expected to be obtained in an arm’s length transaction between knowledgeable willing parties. Refer to paragraph 52 of IAS 36.

•	Discuss how this new regulation is consistent with your best estimate of the cash flows to be received that are based on reasonable and supportable assumptions. Refer to paragraph 33 of IAS 36.

•	Discuss whether you believe that this charge is reflective of actual past outcomes. Refer to paragraph 34 of IAS 36.

In response to the Staff’s 13th and 14th comments, we propose to include the following disclosure in the section on events subsequent to the reporting date of our forthcoming Form 20-F:

“Royal Decree-Law 12/2012 on the clean-up of the financial sector was approved by the Ministry of Economy and Competitiveness on 3 February 2012.

This Royal Decree-Law forms part of the Government’s structural reforms and contains, inter alia, a series of measures aimed at cleaning up Spanish credit institutions’ balance sheets, which were adversely affected by the impairment of their assets linked to the real estate industry. With this legislation, the Government intends to design an integrated reform strategy that will impact the valuation of these assets and entail the clean-up of Spanish credit institutions’ balance sheets so that financial institutions can once again fulfil their essential function of channelling savings into efficient investment projects that encourage economic activity, growth and employment.

The balance sheet clean-up measures take the form of two main ideas:

i)
A revision of the minimum percentages of the provisions that institutions must recognise in their balance sheets in relation to lending to the real estate industry and to foreclosed assets and assets received in payment of loans to the real estate industry; and

ii)	An increase in the minimum capital required of Spanish credit institutions, calculated on the basis of the assets related to the real estate industry that each institution has on its balance sheet.

The Royal Decree-Law stipulates that credit institutions must comply with its provisions by 31 December 2012, and the provision required is a one-off provision aimed at eliminating the uncertainty regarding the value of these assets –particularly land– on Spanish credit institutions’ balance sheets. It should be noted that these minimum percentages are established on a general basis and the legislation does not include sufficient details for the specific features of the assets held by different institutions, or of those held by a single institution to be reflected.

Taking into account the above, and that at 2011 year-end the Group had reviewed the recoverable values of its real estate assets pursuant to IFRSs, we do not believe that this is an adjusting event as that term is defined by IAS 10.

With respect to the recognition of the impact of Royal Decree-Law 12/2012 on the Group’s IASB IFRS consolidated financial statements for 2012, the Group will continue to apply its current procedure with regard to Spanish regulatory requirements related to the loan provision, i.e. it will compare the amount of the provisions to be recognised at each date calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement, including Royal Decree-Law 12/2012, which estimated effect amounts to EUR 2,300 million, in order to ascertain whether the difference between the two amounts is not material in relation to the Group’s consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IASB IFRSs.

As of the date hereof, it was not possible to estimate the provisions that will have to be recognised in the consolidated IFRS books at 31 December 2012, since the provisions will depend, inter alia, on the rate of sales of the real estate portfolio, the general performance of the economy in the year and, in particular, on the value of real estate assets. However, if the Government’s negative forecasts are borne out, it is possible that the provision required under IFRSs will converge with the provision required for regulatory purposes calculated pursuant to Royal Decree-Law 12/2012.”

As regards the estimated effects of the application of the aforementioned Royal Decree-Law 12/2012 on the Group:

-
As a result of the revision of the minimum percentages of the provisions that institutions must recognise in their balance sheets in relation to lending to the real estate industry and to foreclosed assets and assets received in payment of loans to the real estate industry: in 2012 the Group must charge EUR 2,300 million to profit or loss. This amount relates mainly to higher requirements in relation to credit loss provisions for loans to the real estate industry. Royal Decree-Law 12/2012 establishes certain minimum provisions for loans and credits to the real estate industry to reflect the lower expected value of the real estate assets pledged as collateral, the reduced collectability and a higher provision for assets currently classified as standard but which will foreseeably become doubtful assets in 2012. Accordingly, as we have already stated, at each reporting date we will compare the results of our internal credit loss models with the new requirements in order to determine whether the resulting difference is material and needs to be adjusted for the purposes of IASB IFRSs.

-
As a result of the increase in the minimum capital required of Spanish credit institutions, calculated on the basis of the assets related to the real estate industry that each institution has on its balance sheet: the Group has estimated that the new regulation will increase its capital requirement for capital adequacy purposes by EUR 2,000 million. As we have explained above, the new legislation includes, in addition to the provisions to be recognised in the balance sheet, an increase in the minimum capital required of Spanish credit institutions and, therefore, the aforementioned amount should under no circumstances be recognised in the Group’s income statement but rather must simply be taken into consideration for the purposes of the capital adequacy levels required by the Bank of Spain. In addition, the Group’s capital buffer exceeded the Bank of Spain’s minimum requirement by more than EUR 2,000 million, and, accordingly, the aforementioned new legislation will not require the Group to set aside additional amounts of capital.

Lastly, we hereby confirm that at 31 December 2011 and subsequent reporting dates, our provisions for foreclosed assets and assets received in payment of loans presented in our IASB IFRS consolidated financial statements are calculated as required by IFRSs, in particular pursuant to IFRS 5 and paragraphs 33, 34 and 52 of IAS 36. To this end, we calculate our best estimate at each reporting date of the recoverable amount of our assets by determining their fair value less the related costs of disposal, supported by valuations carried out by qualified experts taking into account, inter alia, existing external evidence of transactions in the market involving similar assets. This estimate is calculated taking into account the performance of the real estate market, the features of our assets and the results obtained to date on disposals made.

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 20-F for the year ended December 31, 2011 to the extent such disclosures are applicable.  If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-259-65-11.

Very truly yours,

/s/ José Tejón
José Tejón Executive Vice President, Financial Accounting and Control

cc:
Mr. José Antonio Álvarez, Banco Santander S.A
Mr. José Manuel de Araluce, Banco Santander S.A
Mr. Javier del Castillo, Banco Santander S.A
Mr. Nicholas A. Kronfeld, Davis Polk & Wardwell LLP
Ms. Carmen Barrasa, Deloitte, S.L